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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2006

Commission File Number:  000-49605

Commander Resources Ltd.

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1. NR6-04, NR6-05, NR6-13, NR6-14*, NR6-15, NR6-16*

2. MC6-14, MC6-16

*Included with the related Material Change Report

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: May 01, 2006 TSX Venture Exchange: CMD Shares Issued: 39,891,981 News Release: #06-13

COMMANDER INCREASES OWNERSHIP TO 100% IN THE ROB URANIUM PROPERTY, YUKON

COMMANDER RESOURCES LTD. (CMD-TSX Venture Exchange) reports that it has signed a Letter of Intent with Blackstone Ventures Inc. (“Blackstone”) to acquire Blackstone’s 50% interest in the Rob uranium Property, Yukon Territory.  With the acquisition, Commander now owns 100% interest of the Property.

Under the terms of the agreement, Commander may purchase the 50% interest from Blackstone by issuing to Blackstone 305,000 common shares of Commander and providing Blackstone with a 1% Net Smelter Returns Royalty (“NSR”) on metal production from the Property.  The NSR may be reduced to 0.5% at any time by Commander paying to Blackstone CDN$1,000,000.

The Rob Property is comprised of 19 claim units that are contiguous with Commander’s 100% owned Olympic Property which together covers a northeast trending iron-rich hematite-magnetite breccia complex that extends more than 10 kilometres in length and is up to 5 kilometres wide.   Please refer to the Company’s website for location and property geology maps (www.commanderresources.com).

As previously reported, a review recently completed by Commander of its database on the Rob Property revealed significant uranium values from outcrop samples that were collected in 1977 and 1979 by Union Miniere Exploration and Mining Corporation Limited (UMEX).    The data contains uranium values in soils greater than 1.5 ppm uranium over the central part of the grid coincident with a copper-in-soil anomaly.  Within the core of the uranium soil anomaly, 21 of the rock samples collected assayed greater than 0.01 percent U308 and eight samples contained greater than 0.06 percent U308.

The highest values recorded in that survey were 1.57 percent U308, 1.01 percent U308, 0.54 percent U308, 0.46 percent U308 and 0.32 percent U308.  Chalcopyrite and pitchblende mineralization was reported from the prospecting program.

The geological sequence on the combined Olympic-Rob Property has similar geology, age, geometry and trace element signatures to that which hosts the giant Australian Olympic Dam deposit which contains about 2 billion tonnes grading 1.6% copper, 0.6 grams per tonne gold and 0.06% U308.  In addition to copper and gold, Olympic Dam is one of the world’s largest uranium producers.

The agreement is subject to TSX-venture Exchange approval.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

April 27, 2006

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

May 8, 2006

Vancouver Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) ) announces the grant of 282,000 stock options to directors and officers under its stock option plan and in accordance with the Company’s compensation policy.  The options are exercisable for five years at $0.39 per share and are subject to the policies of the TSX Venture Exchange.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-14, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of May, 2006.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: May 8, 2006 TSX Venture Exchange: CMD Shares Issued: 39,891,981 News Release: #06-14

COMMANDER GRANTS STOCK OPTIONS

Commander Resources Ltd. (CMD-TSX Venture) announces the grant of 282,000 stock options to directors and officers under its stock option plan and in accordance with the Company’s compensation policy.  The options are exercisable for five years at $0.39 per share and are subject to the policies of the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander’s underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth E. Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: May 12, 2006 TSX Venture Exchange: CMD Shares Issued: 43,612,633 News Release: #06-15

Airborne Radiometric Survey Commences on Commander’s Newfoundland Uranium Property

Vancouver, B.C., May 12, 2006, Commander Resources Ltd. (CMD: TSX-V) reports that the 5,200 line kilometre airborne survey announced on April 18, 2006 has commenced.  The radiometric, magnetic and electromagnetic survey will cover the large Hermitage Uranium Property near the coastal town of Burgeo, south-west Newfoundland.   The survey is expected to last for a couple of weeks.  Ground follow-up of the results using a prospecting and mapping team is expected to commence on Commander’s property once data is available.

In addition, Pathfinder Resources Ltd. will fly 4,000 line kilometers of survey over their Property which lies adjacent to the east and west boundaries of Commander’s property and covers extensions of the Hermitage Belt.  Commander retains a 2% Royalty on all commodities produced from Pathfinder’s claims.

The Hermitage uranium belt is a 100-by-10-kilometre structural arch that is host to the known uranium prospects. Large-scale potential is indicated by uranium occurring primarily as stratiform occurrences within sedimentary and volcanic rocks.   In the year since acquiring this uranium project, Commander has completed two work programs, established the presence of eleven uranium prospects scattered over a 50 kilometre extent and staked in excess of 1000 new claim units.  Rock sampling from these uranium occurrences returned high uranium values from numerous samples ranging from 0.2% U3O8 to 2.0% U3O8.  Average mined grade worldwide is 0.15% U3O8 per tonne.

Bernard Kahlert (P.Eng), V.P. Exploration is the Qualified Person under N.I. 43-101 supervising all aspects of the program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander’s underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

May 15, 2006

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

May 15, 2006

CCN Mathews News Wire

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) ) reports that the financings to raise up to a total of $5,585,000 CDN announced on April 13, 2006 and amended on April 27, 2006 have closed.

The brokered private placement, led by Bolder Investment Partners, Ltd. (the “Agent”) raised gross proceeds of $3,849,480 CDN (the “Offering”). An additional $35,520 CDN was raised in a non-brokered placement for aggregate gross proceeds from the two placements of $3,885,000 CDN.  A total of 10,500,000 non flow-through Units (the “Units”) at a purchase price of $0.37 per Unit have been issued.  Each Unit consists of one common share and one-half non-transferable share purchase warrant (“Warrant”).  Each whole share purchase Warrant entitles the holder to purchase one common share at a price of $0.50 per common share until May 15, 2008.

The Agents received cash commission of $144,226 plus 390,500 Units at a deemed price of $0.37 per Unit in lieu of cash, 1,040,400 Agent’s Warrants to purchase a total of 1,040,400 common shares and an administration fee of $5,000. The Agent’s Warrants have the same terms as the client’s warrants.

The securities attached to the brokered private placement have a hold period and may not be traded until September 16, 2006.

The non-brokered flow-through private placement raised gross proceeds of $1,699,999.92.  A total of 3,695,652 common shares at a purchase price of $0.46 per flow-through share have been issued.  Fees were paid as follows: Standard Securities Capital Corporation received 59,089 Agents Warrants and $27,176.80 finder’s fee and Wellington West Capital Markets received 154,000 Agents Warrants and $70,840 finder’s fee.  Each Agent’s Warrant under the non-brokered financing is exercisable into one (1) common share of the Issuer at $0.50 until May 11, 2007.  The securities attached to the non-brokered private placement have a hold period and may not be traded until September 11, 2006.

All of the Warrants and the Agent’s Warrants described herein are subject to an early expiry provision once resale restrictions have ended.  Upon the Issuer’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Issuer may give notice to the warrant holders and issue a news release advising that the Warrants will expire 30 days from the date of the news release.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-16, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of May, 2006.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: May 15, 2006 TSX Venture Exchange: CMD Shares Issued: 54,503,133 News Release: #06-16

COMMANDER CLOSES $5.5 MILLION EQUITY FINANCINGS

Commander Resources Ltd. (CMD-TSX Venture) reports that the financings to raise up to a total of $5,585,000 CDN announced on April 13, 2006 and amended on April 27, 2006 have closed.

The brokered private placement, led by Bolder Investment Partners, Ltd. (the “Agent”) raised gross proceeds of $3,849,480 CDN (the “Offering”). An additional $35,520 CDN was raised in a non-brokered placement for aggregate gross proceeds from the two placements of $3,885,000 CDN.  A total of 10,500,000 non flow-through Units (the “Units”) at a purchase price of $0.37 per Unit have been issued.  Each Unit consists of one common share and one-half non-transferable share purchase warrant (“Warrant”).  Each whole share purchase Warrant entitles the holder to purchase one common share at a price of $0.50 per common share until May 15, 2008.

The Agents received cash commission of $144,226 plus 390,500 Units at a deemed price of $0.37 per Unit in lieu of cash, 1,040,400 Agent’s Warrants to purchase a total of 1,040,400 common shares and an administration fee of $5,000. The Agent’s Warrants have the same terms as the client’s warrants.

The securities attached to the brokered private placement have a hold period and may not be traded until September 16, 2006.

The non-brokered flow-through private placement raised gross proceeds of $1,699,999.92.  A total of 3,695,652 common shares at a purchase price of $0.46 per flow-through share have been issued.  Fees were paid as follows: Standard Securities Capital Corporation received 59,089 Agents Warrants and $27,176.80 finder’s fee and Wellington West Capital Markets received 154,000 Agents Warrants and $70,840 finder’s fee.  Each Agent’s Warrant under the non-brokered financing is exercisable into one (1) common share of the Issuer at $0.50 until May 11, 2007.  The securities attached to the non-brokered private placement have a hold period and may not be traded until September 11, 2006.

All of the Warrants and the Agent’s Warrants described herein are subject to an early expiry provision once resale restrictions have ended.  Upon the Issuer’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Issuer may give notice to the warrant holders and issue a news release advising that the Warrants will expire 30 days from the date of the news release.

Proceeds from the financing will be used primarily to fund exploration on the Newfoundland Uranium Properties and the Baffin Island Gold Project, Nunavut as well as general working capital.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander’s underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: June 8, 2006

      /s/  Kenneth E. Leigh

By:___________________________

         Kenneth E. Leigh, President